

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Via Facsimile
Klaus Eckhof
Chief Executive Officer
Panex Resources Inc.
30 Ledgar Road
Balcatta, Western Australia 6021

> **Re:** **Panex Resources Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 18, 2011**
> **File No. 333-172375**

Dear Mr. Eckhof:

Our preliminary review of your amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, we note the following:

- We note that the most recent audited financial statements presented in your filings are as of August 31, 2010. Pursuant to Rule 8-08(b) of Regulation S-X, it appears that updated financial statements for your most recently completed fiscal year (*i.e.*, financial statements for the period ended August 31, 2011) should be provided with amendments filed after the 45th day following your fiscal year-end.

We will not perform a detailed examination of your amended registration statement or review your letter dated October 17, 2011 at this time, and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters and John Coleman, Mining Engineer, at (202) 551-3610 if you have any questions relating to the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Rene Daignault, Esq.